Exhibit 12.1

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months Ended	Year Ended
	June 23, 2012	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007
Earnings:
Pre-tax income from continuing operations	$63,422	$115,850	$116,498	$167,725	$113,076	$129,000
Add: Fixed charges per below	21,455	29,705	29,623	41,313	42,088	41,859

Earnings for ratio calculation	$84,877	$145,555	$146,121	$209,038	$155,164	$170,859

Fixed Charges:
Interest expense	$18,418	$25,228	$25,381	$36,920	$38,278	$37,897
Amortization of discount on long-term borrowings	162	216	179	226	234	234
Amortization of capitalized expenses related to indebtedness	1,169	1,950	1,898	1,923	1,328	1,328
Interest portion of operating leases	1,706	2,311	2,164	2,244	2,249	2,400

Total fixed charges	$21,455	$29,705	$29,622	$41,313	$42,089	$41,859

Ratio of earnings to fixed charges	3.96	4.90	4.93	5.06	3.69	4.08

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges.

Fixed charges consist of interest expense on all indebtedness, amortization of the discount on certain of the Partnership’s long-term borrowings, amortization of capitalized debt origination costs, and the estimated interest portion of operating leases (10% of rent expense represents a reasonable approximation of the interest factor).